SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that Eletrobras Board of Directors approved on November 26, 2014, the Strategic Plan of the Eletrobras System/PE from 2015 to 2030 (hereinafter the "Strategic Plan").

Law 12,783/2013, which allowed the extension of the generation, transmission and distribution of electricity concession contracts, introduced a new dynamic in the Brazilian electricity sector, driven by low tariffs, bringing new challenges to Eletrobras and focus to the need of continuous improvement, accelerating the company's strategic realignment to become an increasingly efficient company, by reducing costs, restructuring of business processes and optimization of efforts between Eletrobras companies.

The Strategic Plan updates the previous version, PE 2010-2020, starting to include the new terms of Law 12,783/2013 for the extension of electricity concessions in effect, reinforces the process of transformation of Eletrobras and focuses on deployment and details of their strategies.

The Strategic Planning will be deployed in the Eletrobras Business and Management Master Plan - PDNG, to be updated annually by Eletrobras holding, with five-year horizon, which will provide the basic guidelines for the Business and Management Plan (PNG) of each of the subsidiaries and the parent company.

To fulfill the mission of "acting in energy markets in an integrated, profitable and sustainable manner" and realize its future vision - "To be among the top three global companies of clean energy and among the 10 largest in the world in electricity, with profitability comparable to the sector's best and being recognized by all its stakeholders" - Eletrobras companies will guide their actions through five strategic directions: (1) Superior Economic and Financial Performance; (2) Sustainable Expansion; (3) Operational Efficiency; (4) People and Culture Excellence and (5) Readjustment of the Business, Governance and Management Model.

Eletrobras will keep the market informed about the implementation steps of the Strategic Plan and on the approval of the Eletrobras Business and Management Master Plan - PDNG - 2015-2019.

Rio de Janeiro, November 27, 2014.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.